CUSIP No. 58506K102 Page 1 of 6

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)*
MedQuist Holdings Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
58506K102
(CUSIP Number)
Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58506K102 Page 2 of  6

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,832,716
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,832,716
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,716
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% *
14.	TYPE OF REPORTING PERSON PN
*  Based on approximately 44,200,000 shares of Common Stock outstanding as of February 11, 2011, as reported in the Prospectus on Form 424B3 dated February 11, 2011 filed by the Issuer with the Securities and Exchange Commission on February 11, 2011.

CUSIP No. 58506K102 Page 3 of  6

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,832,716
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,832,716
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,716
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% *
14.	TYPE OF REPORTING PERSON OO
*  Based on approximately 44,200,000 shares of Common Stock outstanding as of February 11, 2011, as reported in the Prospectus on Form 424B3 dated February 11, 2011 filed by the Issuer with the Securities and Exchange Commission on February 11, 2011.

CUSIP No. 58506K102 Page 4 of  6

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,832,716
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,832,716
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,716
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [X] CERTAIN SHARES Excludes aggregate 45,426 shares directly held by Seth W. Hamot and his children.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% *
14.	TYPE OF REPORTING PERSON IN, HC
*  Based on approximately 44,200,000 shares of Common Stock outstanding as of February 11, 2011, as reported in the Prospectus on Form 424B3 dated February 11, 2011 filed by the Issuer with the Securities and Exchange Commission on February 11, 2011.

CUSIP No. 58506K102 Page 5 of  6

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 22, 2011 (the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

This Amendment No. 1 is being filed solely to correct an error in the number of shares of Common Stock outstanding of the Issuer as of February 11, 2011, which resulted in an incorrect percentage ownership by the Reporting Persons being reported in the Schedule 13D.  This Amendment No. 1 does not report any change in the Reporting Persons’ holdings.

CUSIP No. 58506K102 Page 6 of  6

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2011

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot